EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2011	2010	2009
Net income available to stockholders	$9,051	$9,458	$9,586
Less: Distributed and undistributed earnings allocated to nonvested stock	(123)	(30)	(46)
Earnings available to common shareholders	$8,928	$9,428	$9,540

Shares Calculation

Average shares outstanding - Basic Common	5,083	5,203	5,146
Average shares outstanding - Basic Class B Common	1,908	1,891	1,874
Potential Common Stock relating to stock options	112	181	180
Average shares outstanding - Assuming dilution	7,103	7,275	7,200

Net Income Per Share: Basic Common	$1.36	$1.42	$1.46
Net Income Per Share: Basic Class B Common	$1.06	$1.07	$1.09
Net Income Per Share: Diluted	$1.26	$1.30	$1.33

In fiscal year 2010, we adopted guidance under Accounting Standards Codification Topic (“ASC”) 260-10, Earnings Per Share, which required our unvested restricted stock awards to be considered participating securities and to be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, we were required to retrospectively adjust earnings per share data to conform to this standard. Accordingly, we have restated diluted average shares outstanding and net income per share for all prior periods presented.